Exhibit 1
Unofficial translation from Hebrew

Final Version

Agreement

Made and signed on September 18, 2023.

Between:	Mifalei Sdot-Yam Agricultural Cooperative Society No. 570045666
[Indirectly owned by Kibbutz Sdot-Yam Agricultural Cooperative Society No. 570003509]
Who is registered address is Kibbutz Sdot-Yam Mobile Post: Menashe 37804000
Tel.: 04-6109250, Fax: 04-6361659; Email: p.mazkirut@sdot-yam.org.il
(“Sdot-Yam”)
Of the First Part;

And:	1. Tene Project Investments 2016, Limited Partnership No. 550270458
2. Tene Growth Capital 3 PFF, Limited Partnership No. 550249536
3. Tene Growth Capital 3 PFF (Parallel Partnership), Limited Partnership No. 550251169
And all collectively and individually, with mutual guarantees.
whose registered address is 4 Berkovich Street, Tel Aviv-Jaffa, 6423806
Tel: 03-6093525; Fax: 03-6093530; Mail: Dori@tenecapital.com
(“Tene”)
Of the Second Part;

WHEREAS
As of this date of signing this Agreement, Sdot-Yam holds 10,440,000 ordinary shares of NIS 0.04 each (“Ordinary Shares”) of Caesarstone Ltd., Public Company No. 511439507 (“Caesarstone” or the “Company”), which constitute approximately 30.24% of the issued and paid-up share capital of Caesarstone (“Sdot-Yam Shares”); and

WHEREAS
As of this date of signing this Agreement, Tene holds 3,589,494 ordinary shares of Caesarstone Ltd., which constitute approximately 10.4% of the issued and paid-up share capital of Caesarstone (“Tene Shares”); and

WHEREAS
On September 5, 2016, an agreement was signed between the Parties (which was amended on February 20, 2018, and May 13, 2018), which, inter alia, governed the Parties rights and obligations in relation to their shareholdings in Caesarstone (“Original Agreement”); and

WHEREAS
The Original Agreement expires in September 2023, and the Parties wish to terminate the Original Agreement, but continue their collaboration, in accordance with different and new terms and provisions as stated in this Agreement below.

Now, therefore, the Parties agree to the following terms and conditions:

1.	General

1.1.	The Preamble of this Agreement constitutes an integral part thereof.

1.2.	Section headings in this Agreement are solely intended for convenience and ease of reference, and may not be used for the interpretation of this Agreement.

1.3.	With respect to the relationship between the Parties, the terms of this Agreement shall prevail over and supersede any other agreement, including the Company’s Articles of Association.

1.4.	This Agreement will apply to all of the Company’s shares that are held and/or will be held at the relevant time (as the case may be) by Sdot-Yam and/or Tene (as the case may be).

2.	Termination of Original Agreement

2.1.
The Original Agreement shall terminate upon the signing of this Agreement, and, as of the signing of this Agreement, it will no longer be in force. In general, and without derogating from the above, it is hereby clarified that the Call Option granted to Tene under the Original Agreement is hereby canceled.

2.2.
The Parties hereby represent that they do not and will not have any claims and/or actions of any kind against each other in any matter pertaining to and/or in connection with and/or arising from the Original Agreement and/or its termination.

3.	Term of Agreement

3.1.	This Agreement will enter into force upon its signing and will remain in force until September 1, 2026 (the “Term of Agreement”).

4.	Representations of the Parties

Each of the Parties hereby warrants and represents as follows with respect to the other party:

4.1.	This Agreement constitutes a valid and binding undertaking of that party.

4.2.
The signing and execution of this Agreement have been duly certified and approved by all of its pertinent organs, and no additional procedures are required to cause the Agreement’s approval or performance.

4.3.	The individuals who signed the Agreement on behalf of that party were authorized by it to sign the Agreement, and their signatures are binding on it for all intents and purposes.

4.4.
The signing and execution of this Agreement and its performance are not contrary to and do not lead to any breach or violation of (regardless of the passage of time or the provision of notices): (1) any law, judgment, order, instruction, decision or any other relevant restriction that was issued by any court, tribunal, administrative authority or in the framework of an arbitration proceeding, to which the aforementioned party is subject; or (2) any agreement (verbal or written), undertaking (verbal or written), or any other arrangement to which the aforementioned party is subject.

4.5.
No decision has been entered and no order has been issued with regard to liquidation (including voluntary liquidation), dissolution, insolvency, receivership, the appointment of a trustee, and/or any similar proceeding. No motion has been filed and no warning or notice has been received with regard to any intention to seek an order and/or institute such proceedings. It is not aware of the existence of any potential institution of proceedings and/or measures against it, and, to the best of its knowledge, there is no reason for that to occur.

5.	Shareholders Agreement / Voting Agreement

Sdot-Yam and Tene will comply with the following provisions throughout the Term of the Agreement.

5.1.	Cooperation

5.1.1.
The Parties will regularly hold meetings to discuss, in their capacity as shareholders, the state of the Company, its performance, future plans, and so on, to exchange opinions, to consult each other, and to share thoughts, ideas, and initiatives that pertain to the Company and its development, and all while maintaining the confidentiality of the content of those meetings and any information related to the Company, and their compliance with the requirements that apply to public companies under applicable law.

5.2.	Voting at General Meetings

5.2.1.
Sdot-Yam and Tene shall vote at the Company’s general meetings concerning all of the Company’s Shares that are held by them as of the effective date that governs votes at the aforementioned meetings, in the same manner and as described below:

5.2.2.
Before each general meeting of the Company, the Parties will hold an orderly discussion about the matters that are expected to be presented to the general meeting and will seek to agree on how they will vote at the general meeting with respect to each of the aforementioned topics (if they manage to reach such an agreement, they will vote on those issues as agreed).

5.2.3.
If the Parties fail to reach an agreement as to how they will vote on any of the aforementioned topics, Sdot Yam will decide the manner in which both Parties will vote, and the Parties will vote accordingly at the meeting, and sign the proxies needed for that purpose, which will be furnished to the Company.

5.2.4.
Notwithstanding the above, as long as Tene holds more than 3% (three percent) of the Company’s issued and paid-up share capital, then, if the Parties fail to reach an agreement as to how they will vote on any of the topics described below (and them alone), Tene will have the right to require Sdot-Yam to vote against the resolution presented to the meeting concerning that topic, and the Parties will vote on that topic pursuant to Tene’s decision and shall sign the proxies needed for that purpose, which will be furnished to the Company.

5.2.4.1.	Amendments to the Company’s Articles of Association

5.2.4.2.	The allotment or issuance of shares or other securities of the Company.

5.2.4.3.	Consolidation, subdivision, cancellation, reduction, or increase of the Company’s share capital.

5.2.4.4.	The sale of all or a substantial part of the Company’s assets or a substantial part of the Company’s issued and paid-up share capital.

5.2.4.5.
A merger or transaction that (a) turns the Company into a private company (e.g., by way of a reverse triangular merger or tender offer); or (b) causes both Tene and Sdot-Yam to cease to be the shareholders that hold the largest shareholding in the Company.

5.2.5.
For the avoidance of doubt, it is hereby clarified that, in case Tene’s holdings fall – at any time – below 3% (three percent) of the Company’s issued and paid-up share capital, the provisions of Section 5.2.4 above shall cease to apply, and, as of that date, Tene will vote at every general meeting by means of all of its Shares (depending on its shareholding at that time) in accordance with Sdot-Yam’s decision.

5.2.6.
Notwithstanding the provisions of Section 5.2 above, if the appointment and/or replacement of the Company’s CEO and/or their terms of employment are presented to the Company’s General Meeting, then, if the Parties fail to agree on how they are to vote on this issue, each Party may vote on this issue (and this issue alone) at the meeting at their discretion.

5.3.	The Company's Board Directors

5.3.1.
The Parties will make their best efforts, in their capacity as shareholders, to cause – throughout the Term of this Agreement – the Board of Directors of the Company to consist of nine (9) directors at most, with four (4) directors representing the Parties, of which three (3) will represent Sdot-Yam and one (1) representing Tene (and all subject to the provisions of this Agreement). All of the other Directors of the Company will be external directors (two) and independent directors (three). In addition, the Parties will make their best efforts to enable the appointment of one representative of Sdot-Yam and one representative of Tene who shall serve as observers on the Company’s board.

5.3.2.
Without derogating from the above, the Parties undertake to take all necessary measures and vote at every General Meeting of the Company for (a) the appointment of three (3) Directors for the Company’s Board, whose identity will be determined by Sdot-Yam without it being required to explain its decision (including any vote required at a general meeting to reserve the position of the aforementioned directors on the Company’s Board); and (b) the appointment of one (1) director on the Company’s Board, whose identity will be determined by Tene without Tene being required to explain its decision (including any vote required at a general meeting to reserve the position of the aforementioned directors on the Company’s Board).

5.3.3.
Without derogating from the above, the Parties agree to vote at the first general meeting of the Company, which shall convene after the signing of this Agreement in order to discuss the appointment of directors, for the appointment of all of the directors recommended by the Appointments Committee of the Company at a meeting held by it shortly before the signing of this Agreement, subject to the approval of the Company’s Board at a meeting that it is expected to hold shortly after the signing of this Agreement.

5.3.4.
As of this date of signing this Agreement and until the first general meeting of the Company is convened after the signing of this Agreement to discuss the appointment of directors, Tene will take measures – in its capacity as a shareholder – to cause one of the directors currently serving on its behalf on the Company’s board to be replaced by a member of Kibbutz Sdot-Yam, whose identity will be agreed upon by the Parties, by way of appointing them as an alternate director in accordance with the provisions of the Companies Law, 5759-1999 and the Company’s Articles of Association (until the first meeting of Company shareholders that convenes after the signing of this Agreement, whose agenda will include the appointment of Company directors).

5.3.5.
Notwithstanding the provisions of Sections 5.3.1 and 5.3.2 above, in case Tene’s shareholdings fall – at any time – under 3% (three percent) of the Company’s issued and paid-up share capital, as of that date, the Parties will make their best efforts, in their capacity as shareholders, to cause all of the Company’s Board Members who represent the Parties (i.e., four (4) directors) to be representatives of Sdot-Yam. At that time (at which Tene’s shareholdings fall under 3% of the Company’s issued and paid-up share capital), Tene, in its capacity as a shareholder, will take measures to cause the director serving on its behalf at that time on the Company’s Board of Directors, to be replaced by a director on behalf of Sdot-Yam, who will be one of the persons whose names appear on the list signed by the Parties in conjunction with this Agreement (the “List”), by way of appointing them as an alternate director in accordance with the provisions of the Companies Law, 5759-1999 and the Company’s Articles of Association: (a) within sixty (60) days of the aforementioned date; or (b) by the date on which a general meeting (extraordinary or ordinary) convenes, which meeting shall discuss the appointment of directors – whichever is earlier. In such cases, the Parties undertake to jointly take measures to convene a meeting that will discuss this matter as soon as practicable. After sixty days (60), if no such meeting convenes, the serving Director on behalf of Tene may resign without Sdot-Yam having any claim in this regard. At said meeting (and any meeting as of that date that discusses the appointment of directors), the Parties undertake to take all measures needed and vote, with respect to all of the Company Shares owned by them, for the appointment of four (4) directors on the Company’s Board, whose identity will be determined by Sdot-Yam (i.e., it will be clarified in that framework that the alternate director appointed in lieu of Tene’s director will serve on behalf of Sdot-Yam) without it being required to explain its decision (including any votes needed at a general meeting to reserve the position of the aforementioned directors on the Company’s Board).

5.3.6.
In addition, and Without derogating from the above, upon the termination of this Agreement (the end of its Term), Tene, in its capacity as a shareholder, will take measures to cause the director(s) serving on its behalf at that time on the Company’s Board of Directors, if any are incumbent at that time, to be replaced by directors on behalf of Sdot-Yam, whose names appear on the List, by way of appointing them as alternate directors in accordance with the provisions of the Companies Law, 5759-1999 and the Company’s Articles of Association: (a) within sixty (60) days of the termination of this Agreement; or (b) by the date on which a general meeting (extraordinary or ordinary) convenes, which meeting shall discuss the appointment of directors – whichever is earlier. After sixty days (60), if no such meeting convenes, the Director on behalf of Tene may resign without Sdot-Yam having any claim in this regard.

5.4.	Chairperson of the Board of Directors

5.4.1.
It is hereby agreed by the Parties that Dr. Ariel Halperin will continue to serve as Chairperson of the Company’s Board of Directors until June 30, 2024. In its capacity as a shareholder, Tene will take measures to cause Mr. Halperin to inform the Company, upon signing this Agreement, of his decision to resign as Chairperson of the Company’s Board of Directors on June 30, 2024. Mr. Halperin or another partner on behalf of Tene will serve as the sole director who represents Tene on the Company’s Board throughout the Term of this Agreement (unless any of the events described in Section 5.3.5 above occurs).

5.4.2.
The Parties further agree that they will take measures and do whatever necessary in their capacity as shareholders to cause Mr. David Reiss – who was recommended as an independent director by the Company’s Appointments Committee at a meeting held shortly before the signing of this Agreement – to be appointed, subject to the approval of the Company’s Board, as the Chairperson of the Company’s Board of Directors in lieu of Mr. Halperin as of July 1, 2024. Tene will further take measures – in its capacity as a shareholder – to cause, as of the date on which Mr. Reiss is appointed as a director on the Company’s Board (if elected), Mr. Halperin and Mr. Reiss to undergo an orderly process of replacement, in the framework of which Mr. Reiss will study the Company and its needs in-depth, in preparation for his filling the position of Chairperson of the Company’s Board of Directors. The Parties will cause the planned appointment of Mr. Reiss as director and then Chairperson of the Board as stated above to be published in the framework of the next invitation to a general meeting of Company shareholders, which is to convene within a short period of time.

5.4.3.
As long as Sdot-Yam wishes Mr. Reiss to continue to serve as Chairperson of the Company’s Board of Directors, Tene undertakes to also continue to support the aforementioned incumbency, and vote, at every general meeting of the Company, for the continued service of Mr. Reiss as director on the Company’s Board, and to take all necessary measures in its capacity as a shareholder to cause Mr. Reiss to continue to serve as Chairperson.

5.4.4.	Replacement of Board Chairpersons

5.4.4.1.
If Sdot-Yam decides, at its sole discretion and without having to explain its decision, to replace the Company’s Chairperson, Tene undertakes to support the decision of Sdot-Yam and take all necessary measures in its capacity as a shareholder to replace the Chairperson.

5.4.4.2.
In such cases in which Sdot-Yam informs Tene of its wish to replace the Board Chairperson and any other case in which the position of Board Chairperson is vacated for any reason whatsoever (including, without derogating from the generality of the foregoing, in case Mr. Reiss does not begin to serve as Chairperson on July 1, 2024, for any reason(, the Parties will meet and agree on the substitute candidate on their behalf who is to serve as Board Chairperson, whose name will be taken from a list of potential candidates suggested by Sdot-Yam. For the avoidance of doubt, it is hereby clarified that Sdot-Yam will not be required to suggest several candidates, and may only suggest a single candidate. If the aforementioned candidate is not deemed acceptable by Tene, on reasonable grounds that will be presented by Tene, Sdot-Yam will suggest another candidate, and if Tene refuses the appointment of the other candidate, Sdot-Yam will suggest additional candidates until the Parties agree on the identity of their candidate, or until Sdot-Yam decides to choose one of the candidates found on the List as stated in Section 5.4.4.4 below.

5.4.4.3.
After the identity of the suitable candidate is agreed upon by the Parties, the Parties undertake to take all necessary measures in their capacity as shareholders to appoint them as Company Chairperson as soon as practicable. Moreover and as needed, the Parties undertake to convene a general meeting (annual or extraordinary, depending on circumstances), whose agenda will include the appointment of the aforementioned candidate, and, at that meeting, to vote – with respect to all of the Company Shares owned by them – for the appointment of the agreed-upon candidate as a director on the Company’s Board (and, as needed, for their appointment as Chairperson).

5.4.4.4.
Without derogating from the above, Tene undertakes to agree to the appointment of each of the persons specified on the List as Company Directors and Chairpersons of the Board. Therefore, if one of the aforementioned persons is suggested by Sdot-Yam as Board Chairperson under the aforementioned circumstances as described in Section 5.4.4, Tene undertakes to agree to their being the Parties’ candidates and to take measures in accordance with Section 5.4.4.3 above.

5.5.	External / Independent Directors

5.5.1.
If Sdot-Yam informs Tene that it wishes – at its sole discretion and without having to explain its decisions – to replace one of the independent directors on the Company’s Board, and in any other case in which the position of one of the independent and/or external directors of the Company is vacated for any reason whatsoever, the Parties will meet and agree on the identity of the substitute candidate on their behalf with respect to the aforementioned position, who will be one of the potential candidates suggested by Sdot-Yam. For the avoidance of doubt, it is hereby clarified that Sdot-Yam will not be required to suggest multiple candidates, and may only suggest a single candidate. If the aforementioned candidate is not acceptable to Tene, on reasonable grounds to be presented by Tene, Sdot-Yam will suggest an additional candidate until the Parties agree on a candidate, or until Sdot-Yam decides to choose one of the persons found on the List, as stated in Section 5.5.3 below.

5.5.2.
After the identity of the suitable candidate is agreed upon by the Parties, the Parties undertake to take all necessary measures to appoint them as Company Director as soon as practicable. Moreover and as needed, the Parties undertake to convene a general meeting of Company shareholders (annual or extraordinary, depending on circumstances), whose agenda will include the appointment of the aforementioned candidate, and, at that meeting, to vote – with respect to all of the Company Shares owned by them – for the appointment of the agreed-upon candidate as a director.

5.5.3.
Tene undertakes to agree to the appointment of each of the persons specified on the List as independent and/or external directors. Therefore, if one of the aforementioned persons is suggested by Sdot-Yam as an independent and/or external director under the aforementioned circumstances as described in Section 5.5.2 above (and all unless that candidate is found at that time to be unfit to serve as an independent and/or external director under applicable law).

5.6.	Board Committees

The Parties further agree to make their best efforts during the Term of this Agreement to cause each of the Board Committees – unless this is not possible under applicable law – to include one board member on behalf of Sdot-Yam, and, if possible, one board member on behalf of Tene.

6.	Sale of shares by Tene

6.1.
Tene undertakes to provide Sdot-Yam with a written notice at least three (3) months in advance before any transfer and/or sale of Company Shares by it to any third party (“Tene’s Notice of Sale”). In Tene’s Notice of Sale, Tene shall also specify the number of shares that it intends to sell (the “Transferred Shares”).

6.2.	In addition, and without derogating from the above, any transfer and/or sale of Company Shares by Tene will be subject to Sdot-Yam’s right of first offer, as follows:

6.2.1.
If Tene furnishes Sdot-Yam with Tene’s Notice of Sale, Sdot-Yam may, for forty-five (45) days of receiving Tene’s Notice of Sale (the “Offer Period”), inform Tene in writing of its wish to purchase all of the Transferred Shares at the price and under the terms specified in Sdot-Yam’s notice (the “Offer”).

6.2.2.
If Sdot-Yam presents Tene with an offer, Tene will inform Sdot-Yam within fifteen (15) days of the Offer of whether it accepts or refuses Sdot-Yam’s offer (the “Response”) Failure on the part of Tene to timely provide the Response will be regarded as a negative response by Tene, whereby it refuses Sdot-Yam’s Offer.

6.2.3.
If Tene responds in the affirmative, whereby it accepted Sdot-Yam’s offer, this act shall constitute acceptance on the part of Tene, and, in this case, Sdot-Yam will purchase the shares specified in the Offer from Tene under the terms and at the price specified in the Offer.

6.2.4.
If Sdot-Yam fails to present an offer by the end of the aforementioned Offer Period, or if Tene gives a negative Response whereby it refuses the Offer, Tene may, at its sole discretion, sign a binding agreement to sell the Transferred Shares to a third party, under terms that will not be inferior to those specified in the Offer, within ninety (90) days of the Response (but in any event not before ninety (90) days have elapsed since the Notice of Sale), and such a transaction may be finalized within sixty (60) days of signing the agreement.  For the avoidance of doubt, it is hereby clarified that the phrase “terms that will not be inferior” means a price per share that appears in the Offer or a higher price, and the other terms of the sale will not be inferior to the terms specified in the Offer.

6.2.5.
It is hereby clarified that Tene may not sign an agreement to transfer any Company Shares after the ninety (90) days that follow the Response and/or actually transfer the shares after the additional sixty (60) days for the purpose of finalizing the aforementioned transaction unless it restarts the process described in Section 6.

6.2.6.
Without derogating from Section 6.2 above, if Tene’s Response is negative and Tene sells the Transferred Shares by way of disturbing them on the Stock Exchange, Tene will make its best efforts to enable Sdot Yam to participate in the aforementioned distribution as a buyer and to buy the number of shares that Sdot-Yam wishes to buy, provided that Sdot-Yam’s participation will not adversely affect said distribution.

7.	Sale of shares by Sdot-Yam

7.1.	Any transfer and/or sale of Company Shares by Sdot-Yam will be subject to Tene’s tag along right, as follows:

7.1.1.
If Sdot-Yam asks to transfer and/or sell the Company’s shares to any third party, Sdot-Yam will furnish Tene with a written notice thereof, at least fourteen (14) days in advance, which includes all of the details that are relevant to the sale, including the methods used to effect the sale, the identity of the buyer (if any exists), the agreed-upon or projected price, commissions and expenses entailed in the sale (if known), and so on (the “Sdot-Yam’s Notice of Sale”). Moreover, Sdot-Yam will inform Tene of any significant changes, if any are made, to any of the details found in Sdot-Yam’s Notice of Sale.

7.1.2.
If said Sdot-Yam’s Notice of Sale is given, Tene may, for fourteen (14) days of receiving Sdot-Yam’s Notice of Sale, inform Sdot-Yam in writing of its wish to participate in the shares’ sale in accordance with the terms found in Sdot-Yam’s Notice of Sale (the “Response”). Failure on the part of Tene to timely provide the Response will be regarded as a negative response by Tene, whereby it does not wish to participate in the Sale.

7.1.3.
If Tene gives a positive response whereby it wishes to participate in the sale, the shares will be jointly sold by both Parties in the framework of the same transaction and under the same terms, according to their prorated Company shareholdings at that time.

For example, given the Company’s holdings as of March 10, 2023, if a sale were to take place on the date on which this Agreement is signed, of each 1,000 sold shares, Sdot-Yam would sell 744 shares and Tene would sell 256. Notwithstanding the above, should any significant changes be made to the terms of Sdot-Yam’s Notice of Sale by the actual date of sale, Tene may decide to waive its right to participate in the sale, provided that it does this within seven (7) days of the date on which it receives a notice of the aforementioned significant changes, or, if the sale is effected by way of distribution on the stock exchange, said notice is to be furnished within the period of time defined by the distributor, and in a manner that does not adversely effect the distribution.

7.1.4.
Notwithstanding the above, if Sdot-Yam wishes to sell a number of shares that will decrease the Parties’ joint shareholdings to less than 25% of the Company’s issued and paid-up share capital, Tene may, in the framework of the Response, and in lieu of selling shares according to the prorated holdings of the Parties as stated above, sell – in the framework of that sale – all (but not part of) its Company shares or all of the sold shares (if the number of sold shares is lower than the total number of Tene’s Company Shares at that time). If Tene gives such a notice, Tene will sell the aforementioned number of shares, and Sdot-Yam will sell the other shares included in the Notice of Sale (should there be any).

7.1.5.
If Tene does not timely give a Response or gives a negative response whereby it does not wish to participate in the sale (including as a result of significant changes to the Sdot-Yam’s Notice of Sale), Sdot-Yam may, at its sole discretion, sell the shares under terms that will not be superior to the terms specified in Sdot-Yam’s Notice of Sale, within ninety (90) days of Sdot-Yam’s Notice of Sale. For the avoidance of doubt, it is hereby clarified that the phrase “terms that will not be superior” means a price per share that appears in Sdot-Yam’s Notice of Sale Offer or a lower price, and the other terms of the sale will not be superior to the terms specified in Sdot-Yam’s Notice of Sale.

7.1.6.	It is hereby clarified that Stod-Yam may not transfer any Company Shares after the ninety (90) days that follow Sdot-Yam’s Notice of Sale unless it restarts the process described in Section 7.1.

8.	Permissible sale of shares to which tag along rights and rights of first offer will not apply

8.1.
The provisions of Sections 6 7and 7 above will not apply to the sale or transfer of shares by Sdot-Yam and/or Tene (as the case may be) on the NASDAQ, whether by way of a single sale or by way of several sales that are effected by any one of them, as of the signing of this agreement, which are effected in accordance with the provisions of Regulation 144 of the Securities and Exchange Commission (“Rule 144”), or in any other way in which shares are sold on the NASDAQ, in the cumulative amount of up to one million Company Shares (by each of them) with respect to the entirety of the Term of this Agreement.

8.2.
Without derogating from the provisions of Section 8.1 above and all of the remedies available to each of the Parties in the event where the other party commits any breach, if Tene sells – in accordance with the provisions of Rule 144 and/or in any other fashion, whether by way of a single sale or several sales that it effects as of the signing of this Agreement – more than three percent (3%) of the Company’s issued and paid-up share capital, without giving Sdot-Yam a right of first offer as stated in Section 6 above, then, as of that date (on which more than three percent (3%) of the Company’s issued and paid-up share capital are sold), the following will apply:

8.2.1.	The provisions of Section 7above are canceled.

8.2.2.
The provisions of Sections 5.2.4.1 - 5.2.4.4 above are canceled, as well as those of Section 5.2.4.4(b) above (i.e., the right given to Tene under the provisions of Section 5.2.4 above will only apply under the circumstances described in Section 5.2.4.4(a) above).

8.2.3.
Notwithstanding the provisions of Sections 5.4.4.2 and 5.5.1, Tene will be obligated to agree to the identity of any candidate suggested by Sdot-Yam (at its sole discretion without having to explain its decision) as director, Chairperson of the Board and/or external and/or independent director on the Company’s Board of Directors, and take all measures necessary to appoint them as director on the Company’s Board of Directors, and as soon as practicable. Moreover and as needed, the Parties undertake to convene a general meeting of Company shareholders (annual or extraordinary, depending on circumstances), whose agenda will include the appointment of the aforementioned candidate, and, at that meeting, to vote – with respect to all of the Company Shares owned by them – for the appointment of the agreed-upon candidate as a director.

8.2.4.
At any time, Sdot-Yam may enter into a voting agreement / shareholders’ agreement with any third party, and, for that purpose, order the termination of this Agreement by way of a written notice to Tene, provided that, in such cases: (a) if that third-party purchases shares from Sdot-Yam and/or the public, Tene may exercise a put option and force Sdot-Yam and/or the third party to purchase all (but not part of) the Company Shares owned by Tene at that time, at the same price and under the same terms under which Sdot-Yam will sell shares to that third party, and Sdot-Yam warrants that the agreement between Sdot-Yam and that third party will include an adequate legal arrangement with respect to the existence and validity of Tene’s put option as stated with respect to that third party, and Tene will be defined as a third-party beneficiary under that agreement; and (b), if that third party receives – by way of allotment – shares from the Company and the allotment transaction is presented to the General Meeting of the Company’s shareholders, Sdot-Yam will be entitled to vote for the transaction only to the extent that (i) Tene support the transaction; and/or (ii) Tene will be entitled to exercise a put option and force Sdot-Yam and/or that third party to purchase all (but not part) of the Company Shares owned by Tene at that time, at the same price and under the same terms under which the Company Shares are allotted to that third party, and Sdot-Yam warrants that the agreement between Sdot-Yam and that third party will include an adequate legal arrangement with respect to the existence and validity of Tene’s put option with respect to that third party, and Tene will be a third party beneficiary under that agreement.

9.	Listing of Shares

9.1.
The Parties will make their best efforts to sign a new Registration Rights Agreement with the Company, whose form will be as similar as possible – mutatis mutandis – to the Registration Rights Agreement signed with the Company on July 21, 2011 (as amended on September 19, 2017) (the “Registration Agreement”), so as to enable, if requested to do so, the listing of all of their shares on the NASDAQ.

9.2.
The performance of the agreement and the actual listing of the Shares will take place before the time at which each of the Parties wishes to sell shares. The registration costs that apply will be incurred by the Company, and, if the Company’s organs do not approve the incurring of said costs, in whole or in part, the remaining costs will be incurred by the Parties, prorated to the number of shares listed by each of them.

10.	Confidentiality

10.1.
The Parties agree to maintain the confidentiality of this Agreement, and its specific terms and provisions, to provide disclosures to directors, officers, employees, consultants, and other representatives of the Parties on a need-to-know basis, and to provide disclosures as needed under applicable law (including NASDAQ rules), and, if such disclosures are required, they will be coordinated by the Parties to the extent possible.

11.	Arbitration

11.1.	Any disagreement and/or dispute with regard to the provisions of this Agreement and its interpretation will be heard by an arbitrator (the “Arbitrator”).

11.2.
The Parties will agree on the identity of the Arbitrator, and, if they fail to do so, within seven days of the date on which any of the Parties requests the appointment of an arbitrator, the Arbitrator will be appointed by the Israeli Bar pursuant to the request of any of the Parties.

11.3.
The arbitration proceeding will be conducted in Israel. The first arbitration hearing will be held no later than seven days after the Arbitrator’s appointment, and the Arbitrator’s decision on the disputes presented to them will be made within 60 days of the date on which the Parties seek the appointment of the Arbitrator.

11.4.
The Arbitrator shall not be subject to the rules of civil procedure and evidence law that applies to courts, but he will be subject to the substantive law of the State of Israel (to the exclusion of the choice of law rules that apply in Israel) and will be required to provide detailed written arguments in support of their decision. The arbitration proceeding, the documents exchanged and/or presented in the course thereof, and/or anything stated and/or presented therein, including the Arbitrator’s decision and the arbitration award, will be confidential. The arbitration proceeding will take place in Tel Aviv-Jaffa, Israel. The Arbitration proceeding will be in Hebrew. No appeal may be filed from the Arbitrator’s decisions.

11.5.
The involvement of an arbitrator or the existence of arbitration proceedings will not be interpreted as any delay in the fulfillment of and/or release from the Parties’ obligations to comply with the provisions of this Agreement.

11.6.	The Arbitrator may issue temporary remedies and injunctions should that be necessary, and at their discretion.

11.7.
The arbitration proceeding’s costs, including the Arbitrator’s fees, will be equally incurred by the Parties, unless the Arbitrator decides otherwise. Each Party will incur its legal expenses unless otherwise ruled by the Arbitrator. The successful party to the arbitration proceeding or any other legal proceeding related to the arbitration may, in addition to all of the rights and remedies that may be available to it, be entitled to indemnification for reasonable expenses incurred by it, including attorneys’ fees and the fees of its witnesses, including expert witnesses.

11.8.
The signing of this Agreement by the Parties is tantamount to the signing of a valid arbitration agreement in accordance with the provisions of the Arbitration Law, 5728-1968, without requiring any other document. It is the Parties’ intent that the aforementioned law and the amendment to the aforementioned law (except as stated above) apply to the arbitration that is the subject matter of this section, in a way that limits the rights of either Party to petition the competent court. Section 11.8 will remain in force after the termination of the Agreement for any reason whatsoever.

12.	Miscellaneous

12.1.
This Agreement constitutes the entirety of all of the Parties’ agreements in relation to the subject matter of the Agreement. As of this date of signing this Agreement, any promise, agreement, undertaking, or representation, be it verbal or written, in connection with any matter governed by this Agreement, presented or delivered by the Parties before this Agreement is signed (including, without derogating from the above, the Original Agreement), will no longer be in force.

12.2.	This Agreement may not be amended or changed other than by way of a written document signed by each of the Parties thereto.

12.3.	The laws of the State of Israel will exclusively govern this Agreement, and its choice of law rules will not apply.

12.4.
Any waiver, exemption, or failure to exercise a right under this Agreement will only be in force if made by way of a signed and explicit document, and, in such cases, it will only apply to the cases described in this document and will not derogate from any other right of either Party to the Agreement.

12.5.
Failure to take action in the event of a breach or breaches of any of the provisions of this Agreement will not be regarded as a waiver or as consent in relation to any right of any Party to this Agreement, and no conclusions may be drawn from it in relation to similar and other cases.

12.6.
The Parties’ addresses, and contact information will be as stated at the beginning of this Agreement, or any other address or contact information, if modified by way of a written notice by one party to the other. Each notice that should or can be delivered to any of the Parties under this Agreement will be provided in writing and will be furnished as follows: (a) by way of registered mail; or (b) by way of personal delivery or by means of a courier service; or (c) via fax machine; or (d) via email. Any notice delivered in accordance with the provisions of this section will be regarded as a valid notice: (1) if sent via registered mail, five business days after it is sent; (2) if delivered personally or by means of a courier service, upon delivery; and (3) if delivered via fax machine or email, on the first business day after its delivery.

In witness whereof, the Parties hereto have set their hands and seals on:

/S/ GIORA WAGMAN /S/ TOM PARDO IZHAKI
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd.
By: Giora Wagman	By: Tom Pardo Izhaki
Position: Chairman of Economic Council	Position: Director of Finance

/S/ ARIEL HALPERIN /S/ DORI BROWN
Tene Project Investments 2016, Limited Partnership
By: Ariel Halperin	By: Dori Brown
Position: Managing Partner	Position: Managing Partner

/S/ ARIEL HALPERIN /S/ DORI BROWN
Tene Growth Capital 3 PFF, Limited Partnership
By: Ariel Halperin	By: Dori Brown
Position: Managing Partner	Position: Managing Partner

/S/ ARIEL HALPERIN /S/ DORI BROWN
Tene Growth Capital 3 PFF (Parallel), Limited Partnership
By: Ariel Halperin	By: Dori Brown
Position: Managing Partner	Position: Managing Partner